May 27, 2005

Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549 Attention: Mr. Donald C. Hunt

RE:	Comtech Group, Inc.

Registration Statement on Form S-1

Filed April 20, 2005

File No. 333-124201

Dear Mr. Hunt:

        On behalf of our client, Comtech Group, Inc. (the “Company”), in connection with its proposed public offering, we are filing an amended registration statement on Form S-1. The amended registration statement has been marked to indicate changes from the previous S-1 filed on April 20, 2005.

        The Company has responded to the Staff’s comments dated May 18, 2005 either by revising the original registration statement to comply with the comments, by providing an explanation if the Company has not revised the previous registration statement or by providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has revised the registration statement to reflect developments since the time of the initial registration statement or to clarify its disclosures.

        The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and the page number references related to the marked version of the enclosed registration statement):

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

General

Prospectus Cover Page

1.        Please remove the language designating UBS Investment Bank as “Sole Bookrunner” and C.E. Unterberg, Towbin as “Co-Lead Manager”

        The Company respectfully submits that the terms “Sole Bookrunner” and “Co-Lead Manager” provide meaningful information to investors about the specific roles played by UBS Investment Bank and C.E. Unterberg, Towbin in the offering that are not shared by other underwriters on the cover, i.e., that UBS is responsible for allocation of the shares in the offering and that UBS and Unterberg, Towbin jointly manage the offering process. Moreover, we believe these terms are commonly understood by investors in public offerings and therefore that they are not confusing or misleading. Accordingly, the Company respectfully requests that it be permitted to retain these terms on the prospectus cover page.

2.        Please supplementally provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.

        The Company advises that it has not yet determined whether to use any graphics or artwork in the prospectus. Should it decide to do so, it will supplementally provide copies of any graphics or artwork with amendment no. 2 to the S-1.

Prospectus Summary – Page 1

3.        Please avoid jargon and technical terms. For example, revise the first paragraph to eliminate jargon like “customized module design solutions,” “enabling technology components,” “‘last mile’ customization” and “core of our value proposition.” Instead, directly disclose what you do in concrete, everyday terms.

        The Company has tried to eliminate the jargon and technical terms you point out, as well as certain other similar terms, by revising the disclosure both in the prospectus summary and elsewhere in the prospectus to use common everyday terms. However, the Company believes the term “customized module design solutions” succinctly captures the nature of its business and therefore respectfully requests that it be permitted to continue to use this particular term.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

4.        Please provide supplemental support for the following statements:

a) in the first sentence under the heading “Our Business” on page 1, that you are “a leading provider of customized module design solutions in China”;

b) in the second paragraph under the heading “Our Business” on page 1, that your customers include a majority of the largest and most well-known manufacturers in the mobile handset and telecom equipment end-markets in China; and

c) in the last sentence of the fist paragraph on page 2 and on page 48, regarding “OEMs’ greater reliance on outsourcing.”

        In response to the Staff’s comments, the Company has provided supplemental support for each of the above statements in the materials attached as Exhibit A to this letter.

5.        Please revise the paragraph under the heading “Risk Factors” on page 3 to present the listed disclosure in bullet point format, as you have done in your “Competitive Strengths” and “Our Strategy” sections of the summary.

        The paragraph under the heading “Risk Factors” on page 3 has been revised as requested to present the listed disclosure in bullet point format.

Risk Factors – Page 8

If we fail to attract and retain key personnel…– Page 10

6.        We note your disclosure that Mr. Kang developed and maintains relationships with many of your key suppliers and key customers. If you do not have an employment and non-compete agreement with Mr. Kang, please disclose the implications.

        The implications of not having an employment and non-compete agreement with Mr. Kang have been added to the risk factor as requested.

We face risks associated with future investments or acquisitions…– Page 12

7.        Please disclose any material risks related to public notices issued by the State Administration for Foreign Exchange of China, or SAFE, concerning foreign exchange regulations on mergers and acquisitions in China.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

        The Company acknowledges the Staff’s comment and has made revisions to the disclosure based on the new regulations of the State Administration of Foreign Exchange (SAFE). Because the risk factor “We face risks associated with future investments or acquisitions …” on page 12 talks about commercial instead of regulatory risks, we have instead made the revisions relating to SAFE regulations in the risk factor “Our acquisition strategy depends on government regulatory approvals in China” on page 17, with a cross-reference added to the earlier risk factor on page 12.

The unauthorized use of our module design solutions…– Page 13

8.        Disclose any risks resulting from differences in the relative strength of intellectual property protections afforded by United States and Chinese law.

        The Company has disclosed the risks resulting from differences in the relative strength of intellectual property protections afforded by United States and Chinese law on page 13.

We became a public company through a share exchange…– Page 13

9.        Tell us supplementally the amount sought by Italian tax authorities pursuant to the counterclaim and the status of the appeal.

        The amount sought by Italian tax authorities pursuant to the counterclaim was €1.9 million ($2.4 million). However, please note that the counterclaim by the Italian tax authorities was dismissed in April 2005, and the disclosure under this risk factor, as well as that under “Business – Legal Proceedings,” has been updated accordingly.

We depend upon contractual agreements…– Page 14

10.        Briefly clarify why there is a concern about the status of the ownership structure under PRC law.

        The Company notes that the concern about the status of the ownership structure is due to the PRC regulatory restriction on foreign investments in trading businesses. At the time of the incorporation of ShenZhen Comtech, foreign shareholding in a trading company could not exceed 65%. With subsequent PRC deregulation, foreign shareholding in a trading company can now reach 100%. However, general trading business with foreign investments is still restricted, requiring special approval which is difficult to obtain. Because PRC regulatory authorities have substantial discretion in their administrative and

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

judicial practices, we cannot assure the investors that the contractual arrangement we have with the shareholders of ShenZhen Comtech would not be regarded by PRC government as a violation of such restrictions. For clarification we have also made revisions to the risk factor “We depend on contractual agreements with the two shareholders of ShenZhen Comtech …” on page 14 of the prospectus.

Special Note – Page 22

11.        Please tell us whether the penultimate sentence is attempting to incorporate filings by reference. Tell us the authority on which you rely to incorporate documents in a prospectus filed as part of a registration statement on Form S-1.

        While it was not the intent of the penultimate sentence in this section to incorporate filings by reference, the Company agrees that the sentence could have been read this way, and accordingly the sentence has been deleted.

Use of Proceeds – Page 31

12.        We note that you have not allocated any specific portion of the net proceeds for any particular purpose. Please disclose the principal reasons for the offering.

        Details regarding the use of proceeds have been added, as requested.

Market Price for Our Common Stock – Page 27

13.        Please tell us when you filed a proxy or information statement related to the reverse stock split mentioned in the third paragraph. If no shareholder vote was required, please cite with specificity the governing law.

        A information statement or proxy statement was not filed for the reverse split. Under Maryland law, a reverse split can be authorized by the board of directors only, without shareholder consent. The Company refers to the following provisions regarding charter amendments and reverse stock splits under Maryland General Corporation Law Section 2-604(a): Charter Amendment – Stock Outstanding or Subscribed For and Section 2-309(e) – Reverse Stock Split Authorized.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

Corporate Structure – Page 28

14.        Please disclose the purpose for the various elements of your corporate structure identified on page 30. For example, why is your PRC business controlled by a non-operating Maryland parent? Why are the next-level entities based in the Cayman Islands or British Virgin Islands? Why is the business distributed among those entities and the related subsidiaries?

        In response to the Staff’s comment, the Company has added disclosure indicating the purpose for the various elements of the Company’s corporate structure identified on page 30, as well as the reason for the distribution of the Company’s business among these entities.

15.        We note your disclosure regarding your contractual agreements with Jeffrey Kang and Nan Ji. Please disclose why you structured your interests in Shenzhen Comtech and Shanghai E&T in this manner.

        The Company refers the Staff to our answer to Question 10 above regarding regulatory restrictions on foreign investments in trading business. In order to exercise control over ShenZhen Comtech and Shanghai E & T without direct shareholding thereof by our offshore entities, it has entered into contracts with the shareholders of ShenZhen Comtech who are PRC individuals in respect of the management, operation and investment repatriation of ShenZhen Comtech and its 60% controlled subsidiary Shanghai E & T. The Company has expanded the disclosure under “Corporate Structure” section on page 28 to reflect the reasons for structuring its interests in ShenZhen Comtech and Shanghai E&T in this manner.

16.        With a view toward disclosure, tell us who owns the remaining 40% of Shanghai E&T.

        The remaining 40% of Shanghai E&T is owned by Michael Shao and Xun Jun, both employees of Shanghai E&T, each of whom holds a 20% interest. The disclosure has been revised accordingly.

17.        Please disclose all material terms of your contractual agreements with Jeffrey Kang and Nan Ji, including duration and termination provisions, and file those agreements with your next amendment.

        All material terms of our contractual agreements with Jeffrey Kang and Nan Ji, including duration and termination provisions, where applicable, have been disclosed under “Related Party Transactions” on pages 70 and 71 and under

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

“Corporate Structure” on pages 28 and 29. Copies of the applicable agreements will be filed as exhibits to the amendment no. 2 to the registration statement.

18.        Here, or in another appropriate location in your document, please disclose the criteria that the government uses to determine whether to grant the various required approvals mentioned on page 17.

        The Company acknowledges the Staff’s comment and respectfully reports to the Staff that:

1.	The criteria of approval by State Development and Reform Commission (SDRC), State Administration of Foreign Exchange (SAFE), Ministry of Commerce (commonly referred to as MOFCOM) or other government agencies for outbound investment by PRC entities are inapplicable to us because it has never used any of its PRC entities in the past, nor does it intend to use them in the future, to make outbound investment or otherwise hold shares in offshore entities;

2.	The criteria of approval by SDRC agencies for outbound investment by PRC individuals are not provided under relevant SDRC regulations, and there lacks relevant approval precedents for the Company to [perceive] the approval criteria in practice; and

3.	The criteria of registration with SAFE agencies, or whether such registration procedure is discretionary (i.e., subject to criteria) or just formalistic, is still uncertain as the criteria, if any, are not provided under relevant SDRC regulations, and there lacks relevant registration precedents for the Company to determine the registration criteria in practice.

        The criteria of approval by MOFCOM agencies is unknown because there is neither MOFCOM regulation nor MOFCOM approval practice in respect of outbound investments by PRC individuals, despite the fact that such MOFCOM approval requirement is implied in the regulations promulgated by SAFE and other government departments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 33

19.        Discuss the reasons for the 2003 bad debt provision.

        The bad debt provision was made based on the Company’s assessment of the recoverability of accounts receivables as of Dec 31, 2003. The 2003

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

provision amount represented full provision made for accounts receivable overdue for more than 180 days and a partial provision made for other overdue accounts based upon the best estimate of the Company regarding recovery. The disclosure has been expanded accordingly.

20.        Please discuss the permitted uses of the 10% reserve fund mentioned on page 17.

        The Company acknowledges the Staff’s comments and has made revisions to the risk factor “PRC laws and our corporate strategy may restrict our ability to receive dividends …” on page 18 to indicate that the reserve can only be used for covering accumulated losses generated from prior years and/or for an increase in registered capital, and to note that this reserve is not distributable as a dividend.

Liquidity and Capital Resources – Page 41

21.        We see disclosures on page 41 that distributions by your PRC operating company may be subject to governmental approval and taxation. Please expand the disclosures in Management’s Discussion and Analysis related to these restrictions to include discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required. Unless you can show us that disclosure is not required, the amount of restricted net assets should also be disclosed in the notes to financial statements.

        In response to the Staff’s comment, the Company has expanded its disclosure on page 44 to elaborate on the potential impact of governmental approval and taxation on distributions by its PRC operating companies on the Company’s liquidity and capital resources.

        Further, the Company has considered the guidance in Rule 4-08(e)(3) of Regulation S-X and determined that Schedule I – Condensed financial information of registrant is not required as total restricted net assets of the Company does not exceed 25 percent of its consolidated net assets as of December 31, 2004. The Company wishes to supplementally advise the Staff that it has arrived at this conclusion by performing the following analysis:

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

Total consolidated net assets:	(RMB 000’s)
Total consolidated assets as per page F-3	309,167
Total consolidated liabilities as per page F-3	123,159

Total Net	186,008

Restricted net assets:
General reserve fund as per footnote 14, on page F-22 of prospectus	7,892
Registered Capital	14,000

Total Restricted net assets	21,892

Percentage of restricted net assets	11.8%

        Additionally, the Company also wishes to advise the Staff that it has disclosed the total amount of statutory reserves which are restricted in Footnote 14 to the consolidated financial statements.

22.        Please tell us why it is appropriate to refer to Shanghai E&T as your “60% owned” company (as you do on page 42) when, according to page 28, it appears that you do not own that company.

        The reference to Shanghai E&T being a 60% owned subsidiary has been revised to reflect that it is controlled rather than owned by the Company.

23.        Discuss the Shanghai E&T acquisition more completely. From whom did you acquire the business? It is unclear what that business added to your operations, particularly since, according to page 30, it was just established in 2004.

        In response to the Staff’s comment, the disclosure on page 44 regarding the Shanghai E&T acquisition has been expanded as requested to indicate from whom the business was acquired and the benefits the acquisition brought to the Company.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

24.        We note your disclosure on page 17 that current laws restrict the ability of Mr. Kang and his wife to apply payments. Please quantify the extent of this restriction and discuss its impact on your liquidity.

        The restrictions the ability of Mr. Kang and his wife to apply payments and the impact on the Company’s liquidity has been discussed on page 44.

Industry Overview – Page 47

25.        Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite Datamonitor, BDA and Gartner on page 47. In addition, please tell us whether the sources of the cited statistics have consented to your use of their data and whether any reports were prepared specifically for your use.

        Copies of the industry reports cited throughout the registration statement, marking the relevant sections have been provided in the attached Exhibit C. The sources of the cited statistics have consented to our use of their data. Except for the BDA report, the specific reports were not prepared specifically for our use.

Management – Page 56

Summary Compensation Table – Page 60

26.        Please tell us how this table reflects the benefit plans mentioned in Note 16 to your financial statements. Also, with a view toward disclosure, please tell us how the “Mandatory Provident Fund Scheme” operates.

        Under the standard PRC government run benefit plan, the PRC government is directly responsible for payment of the benefits, which are small in amount. As such, the table does not reflect these government retirement benefits. We have, however, added disclosure mentioning the PRC retirement benefit plan.

        The mandatory provident fund (the “MPF”) is on employment-based retirement protection scheme. Mandatory contributions are calculated on the basis of 5% of an employee’s relevant income, with the employer matching the employee’s contribution. While certain employees of the Company are covered by the MPF, neither Jeffrey Kang nor Hope Ni participate in the MPF.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

Executive Compensation: Option Grants in Last Fiscal Year – Page 61

27.        Provide the option value table required by Regulation S-K Item 402(d).

        In response to the Staff’s request, the Company has included the option value table required by Regulation S-K Item 402(d).

Principal and Selling Shareholders – Page 64

28.        Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. We may have further comment.

        The Company has confirmed that none of the currently anticipated selling shareholders are broker-dealers or affiliates of a broker-dealer.

29.        Please reconcile the number of shares held by Ren Investments as shown in the table with Ren Investments holdings implied by footnote 10.

        The number of shares held by Ren Investments as shown in the table have been reconciled with Ren Investments holdings implied by footnote 10.

Related Party Transactions – Page 66

30.        Please expand your disclosure on page 67 to include the material terms of the transactions by which you acquired interests in Shenzhen Comtech and Shanghai E&T.

        The disclosure has been expanded on page 71 to include the material terms of the transactions by which the Company acquired its interests in ShenZhen Comtech and Shanghai E&T.

31.        Disclose the amounts of dividends and distributions from companies owned by your affiliates to you.

        There have been no dividends or distributions paid to the Company by the companies owned by its affiliates – ShenZhen Comtech and Shanghai E&T, as disclosed on page 44.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

32.        Please disclose the material terms of your transaction with Matsunichi Electronics (Hong Kong) Limited referenced in Note 13 on page F-21, or tell us why such disclosure is not required by Item 404 of Regulation S-K.

        The material terms of our transaction with Matsunichi Electronics (Hong Kong) Limited referenced in Note 13 on page F-21 have been disclosed.

Commercial Transactions – Page 67

33.        Clarify the nature and purpose of the transactions mentioned in the first paragraph.

        The nature and purpose of the Viewtran transactions (i.e., advances for working capital purposes) have been clarified on page 71 of the prospectus.

Description of Share Capital – Page 68

Warrants – Page 68

34.        With a view toward disclosure, please tell us:

•	the purpose of the warrant issuance to Trident, and

•	the exercise price the warrants mentioned in this section.

        In response to the Staff’s request, the disclosure on page 72 has been expanded to discuss the warrant issuances assumed as part of the share exchange transaction and the applicable exercise prices.

Public Offering Lock-Up – Page 71

35.        Supplementally analyze in detail how it would be consistent with Section 5 of the Securities Act to conduct the private offerings mentioned in this section while you are conducting this public offering.

        The private sales of securities that had been contemplated at the time of the original S-1 filing were (a) a block trade by a principal shareholder to dispose of up to 500,000 shares of common stock in a block trade transaction to institutional investors that was proposed to close before the end of May (the “Block Trade”) and (b) the permitted disposition of up to 105,000 shares of common stock held by the Company’s CFO (the “CFO Sale”). The Block Trade would have involved shares that have been registered pursuant to the Company’s

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

resale registration statement on Form S-1, declared effective on February 4, 2005, and involving shares held by a shareholder in a sale to another shareholder not involving the Company. However, there are no longer any plans to effect this transaction. If the CFO Sale occurs, it would involve the possible sale of shares acquired upon the exercise of options and similarly would involve no offering or sale by the Company. Any CFO Sale, if it were to occur, would be in compliance with Rule 144 or other applicable securities laws.

36.        Identify the principal stockholder mentioned in clause (a)

        The principal stockholder mentioned in clause (a) was Ren Investment International Ltd. However, as noted in the Company’s response to comment 35, there are no longer any plans to the effect proposed transaction.

Underwriting – Page 71

37.        If applicable, identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

        The members of the underwriting syndicate have confirmed to the Company that they are not planning to engage in any electronic offers, sales or distribution of the shares. Should the Company subsequently become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions, it will promptly supplement its response to identify those members and provide you with a description of their procedures.

        Briefly describe any electronic distribution in the filing.

        Please see the response under the first part of this comment.

        Also, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        We may have further comment.

        The underwriters do not have any arrangements with a third party to host or access the preliminary prospectus on the Internet. The underwriters have agreed to supplement this response should they subsequently enter into such arrangements.

Financial Statements

Note 2. Summary of Significant Accounting Policies – Page F-10

Revenue Recognition

38.        We see that your revenues are derived from re-selling specific components related to module design. Tell us how your practices consider the requirements of EITF 99-19. Tell us more about the arrangements with the providers of the components and show us that agency reporting is not required. Please be specific. Separately address arrangements with individual suppliers to the extent those arrangements vary and to the extent those variations have bearing on the income statement presentation.

        The Company respectfully advises the Staff that the Company has no arrangements under which it is acting on behalf of its suppliers or in which it acts as agent thereof. The Company’s business model is one in which the Company first works with its Customers to develop design solutions which meet their requirements and then contracts with its suppliers to manufacture components to fulfill these specific requirements. The Company determines on a case-by-case basis, depending on the specifics of its Customers requirements, which suppliers it will source components from. Once the Company has reached an agreement with its customers, it is the Company’s responsibility to acquire the required components from its suppliers, which it will then sell to its customers. In doing so, the Company acts as the principal in the arrangement, takes title to the inventory, and assumes the risks of ownership, including establishing price. The Company establishes the price of the entire component requested. Its margin is determined by its ability to sell the components at a higher price than the cost it pays to suppliers. EITF 99-19: Reporting Revenue Gross as a Principal versus Net as an Agent includes the following indicators that reporting revenues gross is appropriate:

•	the company is the primary obligor in the arrangement

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

•	the company has general inventory risk
•	the company has latitude in establishing price
•	the company has discretion in supplier selection
•	the company is involved in the determination of product or service specifications
•	the company has physical loss inventory risk
•	the company has credit risk

        The Company submits that arrangements with its suppliers and customers include all of these indicators. Accordingly, the Company believes that it has appropriately presented revenues, which are generated from the sale of its inventory, on a gross basis in accordance with EITF 99-19.

Note 17. Subsequent Event – Page F-23

39.        The disclosure that you do not have any commitment to provide operational funding or credit facilities to the Broadwell joint venture appears inconsistent with disclosure in a Form 8-K dated January 17, 2005 where you indicate that you will provide a credit line to the venture. In the next amendment, please clarify the inconsistency. Please also disclose what you plan to contribute to the venture and how you intend to account for formation of that venture. Please disclose whether the venture will be consolidated. If you believe consolidation is not required, support supplementally.

        The new venture with Broadwell Group Ltd, named Comtech Broadband Corporation Limited (“Comtech Broadband”), was incorporated on March 23, 2005 in Hong Kong. There were two original promoters or directors for the joint venture – one each from Comtech and Broadwell – who were appointed for handling the administrative and set-up logistics of Comtech Broadband. The Company owns 55% of the Comtech Broadband and Broadwell Group Ltd. owns 45%.

        Comtech Broadband Corporation Limited issued 10,000,000 common share capital at HK$0.1 per share. The company is self-financing and if required, its holding company, Comtech Group, will assist in negotiating a bank line of credit for its additional financing needs. Comtech Broadband will be consolidated under Comtech Group, Inc.

        Please note that the Company does not have any commitment to provide operational funding or credit facilities to the Broadwell joint venture. The disclosure in the Form 8-K dated January 17, 2005 was meant to indicate that the Company would assist Comtech Broadband in arranging its own line of credit. Disclosure clarifying this point has been added on page 29 of the prospectus.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

Part II

Recent Sales of Unregistered Securities – Page II-I

40.        Disclose the number of purchasers in each transaction.

        The number of purchasers in each transaction has been disclosed on page II-1, as requested.

Item 16. Exhibits and Financial Statement Schedules – Page II-3

41.        Please file in one exhibit a complete copy of your Articles of Incorporation as amended. See the second sentence of Regulation S-K Item 601(b)(3)(i).

        A complete copy of our Articles of Incorporation as amended will be filed with the next amendment to the registration statement.

42.        File the consent of counsel mentioned on pages 14, 18 and 74.

        The consent of Grandall Legal Group mentioned on pages 14, 18 and 74 will be included with amendment no. 2 to the registration statement.

*********************************

        We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Bob Wray in Tokyo, +81(3) 3568-2634 (office) or +81(3) 3475-5275 (home).

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2005

        The Company and the underwriters currently expect to commence a roadshow by mid-June, 2005, and hence would appreciate your assistance in providing any further comments as soon as possible. If the Staff has further comments, please kindly fax them to Bob Wray at 1-917-777-5305 (a U.S. fax number).

Sincerely yours,

/s/    Robert G. Wray

Robert G. Wray

Enclosures

Cc:	Comtech Group, Inc.

Mr. Jeffrey Kang

Ms. Hope Ni